UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2024

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on September 13, 2024, titled “ParaZero Received First Order for its Advanced Counter Unmanned Aerial Vehicles Solution from Global Leading Tier-1 Defense Company.”

The first, second, third, fifth and sixth paragraphs of the press release attached to this Form 6-K as Exhibit 99.1 are incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-278268) and Form F-3 (File Nos. 333-281443 and 333-275351), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “ParaZero Received First Order for its Advanced Counter Unmanned Aerial Vehicles Solution from Global Leading Tier-1 Defense Company”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: September 13, 2024	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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